Exhibit 17.1

From: Dean Factor
Sent: Wednesday, January 11, 2006
Subject: my resignation of Innovo as of January 11th 2006

To All -

I wanted to let you know I am resigning for the reasons stated in my earlier letter in addition to my needing to spend more time running my business and work on the sale of a minority interest. I am not resigning in protest to any decisions the board is currently making. I believe that Jay is not the right person to run this business and I believe that selling the business is the best course of action and I am 100% in favor of this.

My lawyer has informed me that I can not rescind my earlier letter, sorry, but I will leave it in your hands to disclose as you see fit in keeping with SEC guidelines.

Dean Factor

From: Dean Factor
Sent: Monday, January 09, 2006
Subject: RE: Audit Committee Planning

Dustine -

I know we have the board meeting tomorrow and this audit meeting is getting set up, but it appears I am going to have to resign my position effective immediately.

I have just read the agenda and there are some very real issues to discuss. I do not feel that any of the advice I have given the board has been taken and I feel like I as an independent board member I am just there to approve whatever management wants and this is unacceptable. I do not feel management has enacted any of the boards suggestions and this has put Innovo in the situation it is in. Additionally, there has been no follow up to any of our last meetings and suggestions and I feel management has not taken any of the boards direction or advice or enacted any of the issues that were brought up at meetings. I can not simply attend meetings and have the board make suggestions and not have management follow though on any of them. Recently we suggested doing a search for an new CEO, selling the business, finding a new source for production, and in the past we discusses doing various licensing deals and finding additional financing, etc. etc. but nothing has been followed through on. Managements inability to listen to the board and run the business successfully is the reason for my departure.

Regretfully,

Dean Factor